Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mistras Group, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333‑164688 and 333-217047) on Form S-8 of Mistras Group, Inc. of our report dated March 16, 2021, with respect to the consolidated balance sheets of Mistras Group, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 10‑K of Mistras Group, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
March 16, 2021